FORM 4                                                    OMB APPROVAL
___  Check this box if no longer                  OMB Number          3235-0287
     subject to Section 16.  Form 4               Expires:   September 30, 1998
     or Form 5 obligations may                    Estimated average burden
     continue.  See Instruction 1(b).             Hours per response....... 0.5


                      UNITED STATES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

---------------------------        ---------------------------   -----------------------------------------------
1-Name and Address of              2-Issuer name and Ticker or   6-Relationship of Reporting
  Reporting Person*                  Trading Symbol                Person(s) to Issuer
 Betker    Mark      A.              Koala Corporation KARE       (Check all applicable)
 (Last)   (First) (Middle)                                        _X_ Director       ____ 10% Owner
                                                                  _X_ Officer (give  ____ Other (specify
c/o Koala Corporation                                                 title below)               below)
11600 E. 53rd Avenue,   Unit D                                    Chairman, President & Chief Executive Officer
Denver  CO      80239                                             ---------------------------------------------
(City) (State) (Zip)
------------------------------------------------------------------------------------------------------------------------------------

                                   3. IRS or Social Security     4. Statement for Month/Year
                                      Number of Reporting                August 1999
                                      Person (Voluntary)

                                   5.  If Amendment,             7.  Individual or Joint/Group Filing
                                          Date of                       (Check Applicable Line)
                                       (Month/Year)                  _X_  Form filed by One Reporting Person
                                                                     ___  Form filed by More than One Reporting Person

-----------------------------------------------------------------------------------------------------------------------------------
                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
---------------------------------------------------------------- -------------------------------------------------------------------
1.  Title of Security      2. Trans-   3. Transaction   4. Securities Acquired    5. Amount of       6.Owner-ship      7. Nature of
    (Instr. 3)                action      Code             (A) orDisposed of (D)     Securities        form:              Indirect
                              Date        (Instr. 8)       (Instr. 3, 4 and 5)       Beneficially      Direct (D)         Beneficial
                                                                                     Owned at End      or Indirect (I)    Ownership
                             (Month/      Code    V     Amount (A)or(D)  Price       of Month           (Instr. 4)        (Instr. 4)
                              Day/
                              Year)                                                 (Instr. 3 and 4)
----------------------      ---------    ------ ----    ------  -------  ------     ----------------   ---------------  -----------
Common Stock                 8/12/99        M           30,000    A      $9.25           36,000              D

*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                          (Over)

                                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of    2.Conversion     3. Trans-         4.Trans-            5. Number of   6.Date Exercisable  7. Title and Amount of
   Derivative   or                 action           action               Derivative     and Expiration      Underlying Securities
   Security     exercise           Date             Code                 Securities          Date           (Instr. 3 and 4)
   (Instr. 3)   Price of          (Month/          (Instr.8)             Acquired (A)  (Month/Day/Year)
                Deri-               Day/                                 or Dis-
                vative             Year)                                 posed of (D)
                Security                                                 (Instr. 3,
                                                                         4 and 5)
                                                                                      Date    Expiration      Title       Amount or
                                                                                      Exer-      Date                     Number of
                                                      Code   V         (A)     (D)    cisable                             Shares
--------------   ----------      -------------    --------  ----       -----  ------- --------- ---------   ---------     ---------
Employee Stock   $9.25             8/12/99             M                      30,000   11/3/98*  11/2/05      Common       30,000
Option                                                                                                        Stock
(Right to Buy)






               8.Price of        9. Number of     10. Ownership       11. Nature of
                 Derivative         Derivative        Form of             Indirect
                 Security           Securities        Derivative          Beneficial
                                    Beneficially      Securities          Ownership
                 (Instr. 5)         Owned at          Direct (D)          (Instr. 4)
                                    End of            or Indirect(I)
                                    Month              (Instr. 4)
                                    (Inst. 4)

               -------------      ---------------  -----------------   ----------------
                                      141,000              D


Explanation of Responses:

* Options for 10,000 shares each were exercisable on 11/3/96, 11/3/97 and 11/3/98.






** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. SS 1001 and 15 U.S.C. SS 78ff(a).


Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


/s/ Mark A. Betker                                      August 12, 1999
------------------                                      ---------------
**Signature of Reporting Person                            Date